    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 16, 1995
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-9

                               (AMENDMENT NO. 2)

                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            THE C.R. GIBSON COMPANY
                           (NAME OF SUBJECT COMPANY)

                            THE C.R. GIBSON COMPANY
                      (NAME OF PERSON(S) FILING STATEMENT)

                         COMMON STOCK, $0.10 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                  374762 10 2
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                              FRANK A. ROSENBERRY
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            THE C.R. GIBSON COMPANY
                                32 KNIGHT STREET
                           NORWALK, CONNECTICUT 06856
                                 (203) 847-4543

                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS
                  ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                    COPY TO:

                              PAUL G. HUGHES, ESQ.
                              CUMMINGS & LOCKWOOD
                              FOUR STAMFORD PLAZA
                                  P.O. BOX 120
                          STAMFORD, CONNECTICUT 06904
                                 (203) 327-1700

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                                  INTRODUCTION

     The Solicitation/Recommendation Statement on Schedule 14D-9 of which this Amendment No. 2 (this "Amendment No. 2") is a part relates to an offer by Nelson Acquisition Corp., a Delaware corporation (the "Offeror"), a wholly-owned subsidiary of Thomas Nelson, Inc., a Tennessee corporation (the "Parent"), to purchase all of the outstanding shares of Common Stock, $0.10 par value per share, of The C.R. Gibson Company, a Delaware corporation (the "Company"), made by means of an Offer to Purchase dated September 19, 1995, as amended by a supplement dated October 16, 1995 (as so amended, the "Offer to Purchase"). The Solicitation/Recommendation Statement on Schedule 14D-9 of the Company dated September 19, 1995, as amended by Amendment No. 1 thereto dated September 27, 1995, is hereinafter referred to as the "Schedule 14D-9."

     In connection with a proposed settlement of the claims asserted against the Company and its directors in Crandon Capital Partners v. Bowman, et al. (Del. Ch., C.A. No. 14538), which proposed settlement is subject to the approval of the Court of Chancery of the State of Delaware in and for New Castle County, the Company has agreed to make certain additional disclosures relating to the Offer to Purchase and the Offeror, the Parent and the Company have agreed to certain amendments to the Tender Offer and Merger Agreement dated as of September 13, 1995 (the "Merger Agreement"). The purpose of this Amendment No. 2 is to provide such additional disclosure and to describe the Merger Agreement provisions as amended by such amendments.

     Except as otherwise amended by this Amendment No. 2, the information contained in the Schedule 14D-9 is hereby confirmed.

ITEM 3.  IDENTITY AND BACKGROUND

     (a) The information contained in Item 3(a) of the Schedule 14D-9 is incorporated herein by reference and made a part hereof.

     (b)(1) The information contained in Item 3(b)(1) of the Schedule 14D-9 is incorporated herein by reference and made a part hereof.

     (b)(2) Except as specifically set forth below, the information contained in
Item 3(b)(2) of the Schedule 14D-9 is incorporated herein by reference and made a part hereof.

     The introductory paragraph of Item 3(b)(2) of the Schedule 14D-9 is hereby deleted and amended to read in its entirety as follows:

          The Company, the Parent and the Offeror have entered into a Tender Offer and Merger Agreement dated as of September 13, 1995, a copy of which was filed as Exhibit (c)(1) to the Schedule 14D-9 (the "Merger Agreement"), which has been amended by Amendment No. 1, dated as of October 16, 1995 ("Amendment No. 1 to the Merger Agreement"), a copy of which is filed as Exhibit (c)(1)(i) to this Amendment No. 2. Certain stockholders and directors of the Company, the Offeror and the Parent have entered into related stock option agreements (collectively, the "Option Agreements") copies of which were filed as Exhibits (c)(2) - (c)(11) to the Schedule 14D-9, each of which is incorporated herein by reference.

     The information set forth in Item 3(b)(2) of the Schedule 14D-9 under the caption THE MERGER AGREEMENT -- Acquisition Proposals is hereby deleted and amended to read in its entirety as follows:

          Acquisition Proposals. The Company has agreed in the Merger Agreement that neither the Company nor its subsidiaries shall, and the Company shall direct and use its best efforts to cause its and its subsidiaries' officers, directors, employees, authorized agents and representatives (including, without limitation, any investment banker, attorney or accountant retained by it or any of its subsidiaries) not to, initiate, solicit or encourage, directly or indirectly, any inquiries or the making or implementation of any proposal or offer (including, without limitation, any proposal or offer to its stockholders, but excluding the transaction contemplated by the Merger Agreement) with respect to a merger, acquisition, consolidation, business combination, recapitalization, liquidation or similar transaction involving the Company, or any

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     purchase of a significant amount of the assets of, or more than 25% of any equity securities of, the Company (an "Acquisition Proposal"), or engage or participate in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person, entity or group relating to an Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal, and that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted theretofore with respect to any of the foregoing and will take the necessary steps to inform such parties of the obligations undertaken in the Merger Agreement. The Company will notify the Parent promptly if any such inquiries or proposals are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with, it or its representatives, and will promptly communicate to the Parent the substantive terms of any proposal or inquiry it may receive and the identity of the person from whom such proposal or inquiry is received; provided, however, that so long as none of the Company, its subsidiaries or representatives is otherwise in violation of the provisions of the Merger Agreement relating to Acquisition Proposals, the Board of Directors of the Company may furnish information to, or enter into discussions or negotiations with, any person that makes an unsolicited bona fide proposal in writing, not subject to any financing contingency, to acquire the Company pursuant to a merger, consolidation, share exchange, purchase of a substantial portion of the assets, business combination or other similar transaction if, and only to the extent that
     (A) the Board of Directors determines in good faith (based on a written opinion of the Company's outside counsel) that such action is required for the Board of Directors to comply with its fiduciary duties to stockholders imposed by law, (B) the Board of Directors determines in good faith (based on the written opinion of a financial adviser of nationally recognized reputation) that such transaction would be more favorable to the Company's stockholders than the Offer, (C) prior to or concurrently with furnishing such information to, or entering into such discussions or negotiations with, such a person or entity, the Company provides written notice to the Parent to the effect that it is furnishing information to, or entering into discussions or negotiations with, such a person or entity, and (D) the Company keeps the Parent informed of the substantive terms of any such discussions or negotiations, which does not require the Company to provide the Parent with step-by-step details of such discussions or negotiations, including the bidding processes.

     The information set forth in Item 3(b)(2) of the Schedule 14D-9 under the caption THE MERGER AGREEMENT -- Fees and Expenses is hereby deleted and amended to read in its entirety as follows:

          Fees and Expenses. The Merger Agreement provides that the costs and expenses incurred by the parties in connection with the transactions contemplated by the Merger Agreement and the Certificate of Merger will be borne as follows: the Parent will bear all costs and expenses incurred by it and the Offeror, including, without limitation, the preparation and filing and prosecution of all applications for regulatory approvals and the cost of printing and filing the Offer documents and any proxy or information statement required under the Merger Agreement; the Company will bear all costs and expenses incurred by it including, without limitation, costs and expenses relating to the calling and holding of a meeting of its stockholders, if required, and any securities filings and regulatory applications. The Company has agreed in the Merger Agreement that, in the event that (i) any person (other than the Parent or any of its affiliates) shall have become, prior to the termination of the Merger Agreement, the beneficial owner of 50% or more of the outstanding Shares, (ii) the Offer shall have expired at a time when less than a majority of the sum of the outstanding Shares and options for Shares shall have been properly tendered and not withdrawn pursuant to the Offer and at any time on or prior to one year after the expiration of the Offer any person (other than the Parent or any of its affiliates) shall acquire beneficial ownership of 50% or more of the outstanding Shares or shall consummate an Acquisition Proposal, or
     (iii) at any time prior to the termination of the Merger Agreement, any person (other than the Parent or any of its affiliates) shall publicly announce any Acquisition Proposal and, at any time on or prior to one year after the date of the termination of the Merger Agreement, shall become the beneficial owner of 50% or more of the outstanding Shares or shall consummate an Acquisition Proposal, then the Company shall, promptly, but in no event later than two business days after the first of such events to occur, pay the Parent the sum of $2.75 million (the "Termination Fee"). If the Company fails to pay the Termination Fee when due, and the Parent commences a suit which results in a judgment against the Company for the Termination Fee,

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     the Company shall pay the Parent its costs and expenses in connection with such suit, together with interest on the amount of the Termination Fee at the rate of 10% per annum.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

     (a) The information contained in Item 4(a) of the Schedule 14D-9 is incorporated herein by reference and made a part hereof.

     (b) Except as specifically set forth below, the information contained in
Item 4(b) of the Schedule 14D-9 is incorporated herein by reference and made a part hereof.

     The information set forth in Item 4(b) of the Schedule 14D-9 under the caption BACKGROUND OF THE OFFER is hereby deleted and amended to read in its entirety as follows:

          The Company is advised that, from late 1992 through late 1993, senior management of the Parent periodically held informal communications with certain stockholders of the Company regarding the business of the Company and whether a strategic alliance between the Parent and the Company would benefit each of the companies and their respective stockholders.

          The Company is further advised that, as a result of these communications and a review of publicly available information concerning the Company, the Parent engaged PaineWebber, Incorporated ("PaineWebber") in January 1994 as its financial advisor to assist the Parent in evaluating its options with respect to a potential acquisition of the Company. By letter dated January 17, 1994 from Sam Moore, the President and Chairman of the Board of the Parent to Robert G. Bowman, Chairman of the Board of the Company, Mr. Moore outlined the terms of a proposed combination of the Company and the Parent whereby the Company's stockholders would receive shares of the Parent's Common Stock valued at $12.00 (based on the market value of the Parent's Common Stock at that time) in exchange for each outstanding Share (the "1994 Proposed Transaction"). The Parent stated that the proposed combination should be a tax-free transaction to be accounted for as a pooling of interests. Certain other terms and conditions which would have been required in any definitive agreement were not identified and the proposal was subject to due diligence review on the part of the Company as well as the Parent. On February 2, 1994, the Parent was advised in a letter from Mr. Bowman that the Company's Board of Directors had considered the 1994 Proposed Transaction with the assistance of its legal and financial advisors, and had unanimously decided that pursuing the 1994 Proposed Transaction was not in the best interests of the Company or its stockholders at that time. The Company is advised that, subsequent thereto, the Parent's Board of Directors determined not to pursue its proposal.

          With the assistance of its financial advisor, Goldman Sachs, the Board of Directors of the Company considered carefully the 1994 Proposed Transaction. The Board of Directors of the Company reviewed a number of financial analyses including (a) the historical and projected results of operations of the Company and the Parent, (b) a discounted cash flow analysis, (c) a comparison of the 1994 Proposed Transaction with the terms of a number of acquisition transactions in the printed paper products industry and the publishing industry, (d) the economic and voting rights which the holders of the Common Stock would have in the Parent in comparison to the contributions which the Company would make to the combined entity, (e) the then current stock prices for the Common Stock and for the Parent's Common Stock compared with historical prices and price-earnings multiples. The Board also reviewed its own strategic plan, including the then anticipated benefits of the acquisition by the Company of the business of The Rytex Company. Based on this review, the Board of Directors of the Company concluded unanimously that further discussion with the Parent of the 1994 Proposed Transaction was not in the best interests of the Company or its stockholders. In its evaluation of the 1994 Proposed Transaction, the Board of Directors of the Company did not assign relative weights to the factors or determine that any factor was of particular importance. Rather, the Board of Directors of the Company viewed its position and determination as being based on the totality of the information presented to and considered by it.

          As a result of numerous factors, including the Company's recent financial results, revised projections for the future results of operations of the Company which, based on changes in the Company's business

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     and the conditions in its industry, varied from the financial projections used in evaluating the 1994 Proposed Transaction, increasing competition in the industry in which the Company's business is conducted and the anticipated capital and other needs for continued growth and success, the Board of Directors of the Company in the first quarter of 1995 began actively studying the current and future state of the market for paper gift and stationery products. The Board of Directors of the Company also began actively studying the Company's strategic position, its near and long-term prospects and the possibility that the Company should conduct a systematic review of strategic alternatives, including alternatives to remaining an independent company, in order to maximize stockholder value.

          During the first quarter of 1995 representatives of the Company at the direction of the Board of Directors of the Company solicited Goldman Sachs to assist the Company with its analysis and consideration of various financial alternatives. As of April 17, 1995, Goldman Sachs was engaged in this regard. On April 18, 1995, the Board of Directors of the Company reviewed, and discussed with Goldman Sachs, various strategic alternatives that might be available to the Company.

          At a meeting on May 9, 1995, the Board of Directors of the Company authorized retaining Goldman Sachs as the Company's financial advisor to assist the Board of Directors of the Company as it studied strategic alternatives with a view to maximizing stockholder value and directed the Executive Committee to determine when and if this process should commence. Goldman Sachs was subsequently engaged by the Company as financial advisor in connection with the possible sale of all or a portion of the Company. This engagement superseded the Company's April 17, 1995 arrangement with Goldman Sachs. On May 24, 1995, the Company publicly announced that it had retained Goldman Sachs to explore strategic alternatives for the purpose of maximizing stockholder value.

          After the public announcement that Goldman Sachs had been retained, the Board of Directors of the Company, management of the Company and Goldman Sachs prepared a list of companies which might be potentially interested in pursuing a strategic transaction with the Company. During the period from early June through early July 1995, the Board of Directors of the Company authorized Goldman Sachs to contact in excess of 60 companies on a confidential basis to assess their interest. During that period, approximately 15 unsolicited inquiries were also received. Of the companies contacted and unsolicited inquiries received, approximately 30 companies signed confidentiality agreements with the Company and were provided with a memorandum containing additional confidential information with respect to the Company. The Parent participated in this process and entered into a confidentiality agreement with the Company on June 19, 1995.

          After having received such information, potentially interested parties could, if they so desired (although no determination had been made to sell the Company), make a preliminary indication of interest with respect to possibly acquiring the Company. A number of companies that received the information memorandum (including the Parent) each contacted the Company to indicate a preliminary interest in continuing discussions with the Company. At a meeting on July 14, 1995, the Board of Directors of the Company authorized the continuation of discussions with certain of those companies, including the Parent, in furtherance of the ongoing process. Arrangements were made for those companies who wished to do so, including the Parent, to conduct additional due diligence. That due diligence was conducted during the period from mid-July to early September.

          Goldman Sachs contacted each of the companies who had confirmed its interest in pursuing a strategic transaction with the Company after conducting due diligence. At the direction of the Company, Goldman Sachs issued guidelines for submitting proposals. Such proposals were required to be submitted by September 6, 1995. On September 6, 1995, the Company received bids, one of which was from the Parent. Those bids contained various differing terms and conditions.

          At a meeting held on September 7 and 8, 1995, the terms and conditions of the bids were reviewed by the Board of Directors of the Company and discussed with the Company's legal and financial advisors. At that meeting, Goldman Sachs delivered a presentation to the Board of Directors of the Company, discussing, among other things, the process undertaken to that date, the respective terms and conditions of the bids and Goldman Sachs' analyses. The Board of Directors of the Company then authorized the

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     Company's legal and financial advisors to engage in further discussions and negotiate with the Parent and its representatives toward a definitive agreement. Following such meeting, the Company's financial advisors contacted the financial advisors for the Parent to discuss certain terms of the Parent's proposal. Based on these communications, the Parent's representatives stated that the Parent would agree to increase the price to be offered in the Offer to $9.50 per Share. Subsequent negotiations occurred relating to a variety of significant terms of the proposed agreement, including the representations and warranties requested of the Company therein, the terms of the Termination Fee, the covenant of the Company relating to alternative Acquisition Proposals and issues relating to employment benefits, and resulted in a variety of changes to the proposed merger agreement. During the negotiations, the Parent indicated that it would be unable to proceed with a transaction without additional due diligence. At the conclusion of such additional due diligence, senior management of the Parent telephoned senior management of the Company on September 12, 1995 to express the Parent's reluctance to proceed with the Offer at a per Share price of $9.50. During that conversation, the Parent agreed to proceed with the Offer at $9.00 per Share in cash. Through September 13, 1995, representatives of the Company and the Company's legal and financial advisors negotiated with the Parent over both the financial and non-financial terms and conditions of the Parent's proposal. During that period, the Board of Directors of the Company held meetings and informal discussions for the purpose of reviewing the status of such negotiations.

          The Board of Directors of the Company held a meeting on September 13, 1995 to review the terms and conditions of the proposed transaction and the Merger Agreement in its final form and to discuss the proposed transaction and the Merger Agreement with the Company's legal and financial advisors. At that meeting, the Board of Directors of the Company unanimously approved the proposal of the Parent. The factors taken into account by the Board of Directors of the Company in making its decision are described below, under "Recommendation of the Board of Directors; Fairness of the Offer and the Merger."

          By a complaint dated September 14, 1995 and served on the Company on September 19, 1995, Crandon Capital Partners, a Florida partnership, commenced an action on behalf of itself, and purportedly on behalf of a class of the Company's stockholders similarly situated, in the Court of Chancery of the State of Delaware in and for New Castle County against the Company and its directors. Subsequent discussions between representatives of the Company and the Parent and their counsel and counsel for the plaintiff resulted in a proposed settlement of the claims asserted in such action. As part of such proposed settlement, which is subject to approval by the Court of Chancery, the Company has agreed to make certain additional disclosures which are contained in this Amendment No. 2 and the Parent and the Company agreed to modify the Merger Agreement to clarify the circumstances in which the Termination Fee would be payable if an Acquisition Proposal is proposed or publicly announced by any person (other than the Parent or any of its affiliates), to reduce the amount of the Termination Fee from $3.0 million to $2.75 million and eliminate the obligation of the Company under certain circumstances to pay certain expenses incurred by the Parent in connection with the transactions contemplated by the Merger Agreement and to clarify the obligations of the Board of Directors of the Company to advise the Parent of information relating to certain Acquisition Proposals. In connection with the proposed settlement and subject to approval of the settlement by the Court of Chancery, the Company has agreed to pay $135,000 of fees and expenses of the counsel for the plaintiff.

     The information set forth in Item 4(b) of the Schedule 14D-9 in paragraph
(vii) under the caption RECOMMENDATION OF THE BOARD OF DIRECTORS; FAIRNESS OF THE OFFER AND THE MERGER is hereby deleted and amended to read in its entirety as follows:

          (vii) the termination provisions of the Merger Agreement, as amended by Amendment No. 1 to the Merger Agreement, which were a condition to the Parent's proposal, providing that the Parent could be entitled to a Termination Fee of $2.75 million, upon the termination of the Merger Agreement, as amended by Amendment No. 1 to the Merger Agreement, under certain circumstances, including the modification or withdrawal of the Board of Directors' recommendation with respect to the Offer and the Merger in the presence of an Acquisition Proposal; and

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ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 9 is hereby amended to add the following exhibits:

     Exhibit (a)(4)    -- Form of Letter to Stockholders of the Company dated
                          October 16, 1995.

     Exhibit (c)(1)(i) -- Copy of Amendment No. 1, dated as of October 16, 1995, to Tender Offer and Merger Agreement, dated as of September 13, 1995, by and among Thomas Nelson, Inc., Nelson Acquisition Corp. and The C.R. Gibson Company.*

     Exhibit (c)(3)    -- Memorandum of Understanding, dated October 16, 1995,
                          between counsel for the Company and the directors of the Company and counsel for Crandon Capital Partners.*
---------------
* Not included in copies mailed to stockholders.

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          THE C.R. GIBSON COMPANY

                                          By: /s/       JAMES M. HARRISON

                                            ------------------------------------
                                            James M. Harrison
                                            Executive Vice President and Chief
                                            Operating Officer

Dated: October 16, 1995

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                                 EXHIBIT INDEX

Exhibit (a)(4)      --    Form of Letter to Stockholders of the Company dated October 16, 1995.
Exhibit (c)(1)(i)   --    Copy of Amendment No. 1, dated as of October 16, 1995, to Tender
                          Offer and Merger Agreement, dated as of September 13, 1995, by and among Thomas Nelson, Inc., Nelson Acquisition Corp. and The C.R.
                          Gibson Company.*
Exhibit (c)(3)      --    Memorandum of Understanding, dated October 16, 1995, between counsel for the Company and the directors of the Company and counsel for
                          Crandon Capital Partners.*

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* Not included in copies mailed to stockholders.